Exhibit 99.1

Aurinia Reports Last Patient Study Visit in Aurora Phase 3 Lupus Nephritis Study and Provides Update on ATM Facility

- AURORA Phase 3 results with voclosporin for the treatment of lupus nephritis remain on track to be reported by the end of the fourth quarter 2019 -

- Company provides commentary regarding at-the-market (“ATM”) facility -

- AURORA II continuation study progressing as planned -

VICTORIA, British Columbia--(BUSINESS WIRE)--October 16, 2019--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH / TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin across multiple inflammatory and autoimmune conditions, today reported that the last patient study visit has occurred in the AURORA Phase 3 lupus nephritis (“LN”) study. Efficacy and safety results from AURORA remain on track to be reported by the end of the fourth quarter 2019.

“With the completion of patient visits in the AURORA study, we now look forward to reporting out the efficacy and safety results by the end of this year,” commented Neil Solomons, M.D., Chief Medical Officer. “I am extremely grateful for the team’s dedication and commitment as we now work towards database lock, data review, disclosure of the results, followed by the necessary preparations to submit an NDA for voclosporin during the first half of 2020.”

The Company also reported today that, further to its Open Market Sale Agreement with Jefferies LLC previously announced on September 13, 2019, in relation to at-the-market (“ATM”) offerings of common shares, the Company has completed the sale of 2,343,750 common shares at a weighted average price of US$6.40 for aggregate gross proceeds of approximately US$15 million. The Company does not intend to conduct further sales pursuant to the ATM at this time.

Peter Greenleaf, President and Chief Executive Officer of Aurinia, stated, “This is an extraordinarily exciting time at Aurinia as we await the results from AURORA, and in parallel, build and prepare the organization by ensuring that we are strategically, operationally, and financially prepared for positive results and the planned NDA submission for voclosporin as a first-line treatment in combination with standard of care for LN.”

The AURORA clinical trial is a global, double-blind, placebo-controlled study to evaluate whether voclosporin, when used in combination with mycophenolate mofetil (MMF)/CellCept®, can increase complete renal response rates at 52 weeks in the presence of low dose steroids. A total of 358 patients with LN were randomized into sites across 27 countries.

The AURORA II study is a continuation study whereby eligible patients from AURORA have the option of continuing their therapy for an additional two years in a blinded fashion. Results of this study are not required for FDA approval; however, AURORA II is expected to provide valuable insights as to the long-term safety and efficacy of voclosporin as a potential new treatment for LN.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of Lupus Nephritis, Focal Segmental Glomerulosclerosis and Dry Eye Syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,600 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

About VOS

Voclosporin ophthalmic solution (“VOS”) is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. A Phase 2a study was recently completed with results released in January of 2019. Previously, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models. VOS has IP protection until 2031.

About DES

Dry eye syndrome (“DES”) is characterized by irritation and inflammation that occurs when the eye’s tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye’s surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease. There are currently three FDA approved therapies for the treatment of dry eye; however, there is opportunity for potential improvement in the effectiveness by enhancing tolerability, onset of action and alleviating the need for repetitive dosing.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: results from AURORA being available in the fourth quarter of 2019; the Company’s intention not to conduct further sales pursuant to the ATM at this time; AURORA II providing valuable insights into the long‑term efficacy and safety of voclosporin as a potential new treatment for lupus nephritis; VOS having IP protections until 2031; voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity; Aurinia’s anticipation that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension; that the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037; that if the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: another company will not create a substantial competitive product for Aurinia’s LN, DES and FSGS business without violating Aurinia’s intellectual property rights; and Aurinia being able to extend and protect its patents on terms acceptable to Aurinia. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; and competitors may arise with similar products. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor.

Contacts

For More Information:
Investor & Media Contact:
Glenn Schulman, PharmD, MPH
SVP, IR & Corporate Communications
gschulman@auriniapharma.com